UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

LAM LIANG CORP.
(Name of Registrant as Specified In Its Charter)

Commission File Number: 000-51427

Nevada	20-1740044
(State or other jurisdiction of	(IRS Employer I.D. No.)
Incorporation or organization)

Unico House (Unit 12d/1) 12th Floor, 29/1 Soi Langsuan, Ploenchit Road, Bangkok 10330 Thailand
(Address or principal executive offices)

(+662) 652-2588
(Registrant’s telephone number, including area code)

LAM LIANG CORP.

UNICO HOUSE (UNIT 12D/1) 12TH FLOOR
29/1 SOI LANGSUAN, PLOENCHIT ROAD
BANGKOK 10330 THAILAND

INFORMATION STATEMENT NOTICE
PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement, which is being mailed on or about April 24, 2006 to the holders of shares of the common stock, par value $.001 per share of Lam Liang Corp., a Nevada corporation (the "Company"), is being furnished in connection with a change in majority of the members of the board of directors of the Company (the "Board"). The Board recently approved the appointment of Darren R. Stevenson and Bruno Mosimann to the Board (the “Director Appointments”). Additionally, Board members Dr. Anchana Chayawatana, Prapaipan Chayawatana and Anongnat Chansangachom have tendered their resignations from the Board (the “Board Resignations”). The Board Resignations will be effective on the tenth day following the filing of this Information Statement with the Securities and Exchange Commission and the mailing of such Information Statement to all holders of record of the Company's common stock who would be entitled to vote at a meeting for election of directors at the close of business on April 17, 2006.

No action is required by the shareholders of the Company in connection with changes to the composition of the Board. However, Rule 14f-1 promulgated pursuant to Section 14 of the Securities Exchange Act of 1934 (the "Act"), requires that ten days prior to a change in a majority of the board of directors pursuant to an arrangement or understanding with the person or persons acquiring securities in a transaction subject to Section 13(d) or 14(d) of the Act, certain information be disseminated to the shareholders.

THE DIRECTOR APPOINTMENTS AND THE DIRECTOR RESIGNATIONS

On April 22, 2006, the Board approved the Director Appointments and appointed Darren R. Stevenson and Bruno Mosimann as directors of the Company. Dr. Anchana Chayawatana, Prapaipan Chayawatana and Anongnat Chansangachom intend to resign as directors of the Company after ten days have passed from the date that this Information Statement is first mailed to our stockholders.

EFFECTIVE DATE OF THE DIRECTOR APPOINTMENTS AND DIRECTOR RESIGNATIONS

The Director Appointments and the Director Resignations shall take effect on the tenth day following the filing of this Information Statement with the Securities and Exchange Commission and the mailing of such Information Statement to all holders of record of the Company's common stock who would be entitled to vote at a meeting for election of directors at the close of business on April 17, 2006.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No current director, executive officer, associate of any director or executive officer or any other person has any substantial interest, direct or indirect, by security holdings or otherwise, in the Director Appointments that is not shared by all other stockholders of ours.

BOARD OF DIRECTORS

The following table sets forth the names, positions and ages of the executive officers and directors. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name and Address	Age	Position(s)

Darren R. Stevenson	34	President, Chief Executive Officer
Suite 328, 369 Rocky Vista Park Drive		Secretary, Director
Calgary, B.C. T3G 5K7

Bruno Mosimann	62	Director
Herbstackerstreet 27
CH-8472 Seuzach
Switzerland

Dr. Anchana Chayawatana (1)	30	Director
#2202 The Lakes
123 Rachadapisek Road
Bangkok 10110 Thailand

Prapaipan Chayawatana (1)	58	Director
295/42 Ngarmwongwan 23 Road
Nonthaburi 11000 Thailand

Anongnat Chansangachom	29	Director
458/35 Sukhumvit Road
Samut Parakarn 10280 Thailand

(1) Dr. Anchana Chayawatana is the daughter of Prapaipan Chayawatana.

Darren R. Stevenson, 34, is an oil and gas management executive with a background in corporate mergers and acquisitions, chemical engineering and technology transfer and business creation.  Mr. Stevenson was a senior executive at Royal Dutch Shell PLC’s consultancy business, Shell Global Solutions, where he was awarded the Shell Rainmaker award given for significant achievements. He was also given membership to the Shell President’s Club. Over the past 15 years has held a variety of technical and commercial roles in the oil and gas industry including reservoir and process engineering, refinery operations and some entrepreneurial pursuits in technology transfer for fuel cells, software development and aviation.  He has also worked for companies such as Syncrude Canada, Shell Canada and the University of British Columbia Industry Liaison Office

Bruno Mosimann, 62, is an investment manager, resident in Switzerland. He is the president and managing director of Romofin AG, a firm that supplies cash management advise to its customers. Mr. Mosimann’s other management and directorial experience includes serving as a vice-president of DRC Resources Corp., a director or Relay Mines Ltd., and a director of U-Twin Holdings Inc.

Dr. Anchana Chayawatana, 31, was the President and CEO of the Company until April 2006 and has been a director of the Company and the sole officer and director of our subsidiary, Maha San Lam Liang Co. Ltd., a privately owned Thai corporation, since inception of both companies. From April 1998 to the present, she has practiced dentistry at President Park Dental Care, a private dental clinic in Bangkok, Thailand. From January 2003 to the present, she has practiced dentistry at Bangkok Smile, a private dental clinic in Bangkok, Thailand. From December 2002 to June 2004, she practiced dentistry at Silom Dental Clinic, a private dental clinic in Bangkok, Thailand. From February 2000 to December 13, 2002, she was an officer, director and principal shareholder of DrGoodTeeth.com, a Nevada corporation operating an online dental resource website business, which was a public reporting company. From April 1998 to September 2001, she was the head of the Dental Department at Sri Vichai 3 Hospital in Samut Sakorn, Thailand. Dr. Chayawatana attended Mahidol University in Bangkok, Thailand and received a Doctor of Dental Science degree in 1998. She attended Eastman Dental Institute at the University College London in London, England and received a Master of Science degree with distinction in Prosthetic Dentistry in 2002. She is a certified Dentist in Thailand and is a member of the Dental Council of Thailand and the Thai Prosthodontic Association. Dr. Anchana Chayawatana is the daughter of Prapaipan Chayawatana, an officer and director. Dr. Chayawatana devotes 5-10 hours per week to our business.

Prapaipan Chayawatana, 59, was the Treasurer, CFO, Principal Accounting Officer of our company from November 2004 until April of 2006 and has been a director of the Company since November 2004. From March 1995 to December 1996, she was on the editorial staff of Krua Magazine, a Thai magazine that specializes in food and cooking. She has been an avid seamstress, designing clothes for over 40 years. Mrs. Chayawatana attended Srinakarin Viroj University in Bangkok, Thailand and received a Bachelor of Education degree in 1972. She also received a Bachelor of Nutrition degree from Sukhothai Phammatiraj University, in Bangkok, Thailand in 1985. Prapaipan Chayawatana is the Mother of Dr. Anchana Chayawatana, an officer and director. Mrs. Chayawatana devotes approximately 3-5 hours per week to our business.

Anongnat Chansangachom, 29, was been the Secretary of our company from November 2004 until April of 2006 and has been a director of the Company since November 2004. From September 2004 to the present, she has worked in marketing and administration for In House Dental Art Co. Ltd., a dental lab in Bangkok, Thailand. From June 2002 to August 2004, she was the Office Manager for President Park Dental Care, a private dental clinic in Bangkok, Thailand. From October 2002 to November 2003, she worked part-time as a dental assistant at Boonsong Dental Clinic, a private dental clinic in Samut Prakarn, Thailand. From November 1997 to September 2002, she was Vice President of Asia Part Co. Ltd., a manufacturer of bicycle parts in Samut Prakarn, Thailand. Her duties with Asia Part Co., Lt. included bookkeeping, purchasing of raw materials, marketing, shipping and general administration. Ms. Chansangachom attended Sri Patum University in Bangkok, Thailand and received a Bachelor degree in Communication Arts, majoring in Advertising, in 1997. She also received a Certificate in Accounting from Kasem Polytechnique School in Bangkok, Thailand in 1993. Ms. Chansangachom devotes approximately 3-5 hours per week to our business.

INVOLVEMENT IN LEGAL PROCEEDINGS

To the best of our knowledge, during the past five years, none of our directors or executive officers were involved in one of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

BOARD COMMITTEES

The Board intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.”  Additionally, the Board is expected to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination by the Board, the full Board will undertake the duties of the audit committee, compensation committee and nominating committee. We do not currently have an “audit committee financial expert” since we currently do not have an audit committee in place.

BOARD MEETINGS

During fiscal year 2005, our Board consisted of three directors. All action by the Board was taken by written consent of the Board; therefore, no meetings of the Board were held during fiscal year 2005.

CODE OF ETHICS

The Company has not formally adopted a written code of ethics that applies to the Company’s principal executive officer, principal financial officer or controller, or persons performing similar functions. We intend to formalize and adopt a written code of ethics when practicable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of the date hereof, there were no significant related party transactions between the Company and any of its officers or directors. We have not yet formulated a policy for the resolution of any related transaction conflicts, should they arise.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

None of our directors receive any compensation for their services. Our executive officers during 2005 did not receive a salary during fiscal year 2005. We entered into an Employment Agreement and a Stock Option Agreement with Darren R. Stevenson, both of which are effective as of April 22, 2006, as part of his compensation for becoming our Chief Executive Officer, President and Secretary.

The Employment Agreement provides Mr. Stevenson with $60,000 (Canadian) per annum, to be increased to $120,000 (Canadian) per annum in the event that the Company conducts a placement of it securities of at least US$50,000,000. The term of the Employment Agreement is for two years.

Under the Stock Option Agreement, Mr. Stevenson will immediately receive options to purchase up to 100,000 shares of Common Stock. Mr. Stevenson will receive additional options to purchase 200,000 shares of Common Stock on January 1, 2007, 200,000 shares of Common Stock if the Company conducts a placement of at least US$10,000,000 and 500,000 shares of Common Stock if the Company conducts a placement of at least US$50,000,000. The Board anticipates that the Company will enact a 30:1 forward stock split and all of the share amounts for which the options are exercisable are on a post-split basis. All of the options, once vested, are exercisable at $2.00 per share.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by us, we believe that during the year ended December 31, 2005 all such filing requirements applicable to our officers and directors were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 22, 2006, certain information concerning the beneficial ownership of the Common Stock by (i) each stockholder known to the Company to beneficially own five percent or more of the outstanding Common Stock; (ii) each director; (iii) each executive officer; and (iv) all of our executive officers and directors as a group, and their percentage of ownership.

NAME AND ADDRESS		NUMBER OF	PERCENTAGE OF CLASS
OF BENEFICIAL OWNER	TITLE OF CLASS	SHARES HELD	SHARES OWNED(1)

Dr. Anchana Chayawatana+	Common Stock	1,000,000	47.66%
#2202 The Lakes
123 Rachadapisek Road
Bangkok 10110 Thailand

Prapaipan Chayawatana+	Common Stock	0	0
295/42 Ngarmwongwan 23 Road
Nonthaburi 11000 Thailand

Anongnat Chansangachom+	Common Stock	0	0
458/35 Sukhumvit Road
Samut Parakarn 10280 Thailand

Darren R. Stevenson	Common Stock	0	0
Suite 328,
369 Rocky Vista Park Drive
Calgary, B.C. T3G 5K7

Bruno Mosimann	Common Stock	0	0
Herbstackerstreet 27
CH-8472 Seuzach
Switzerland

Total Ownership of Common Stock by
All Directors and Officers as a
Group		1,000,000	47.6%
__________
+	Address of referenced person is Lam Liang Corp., UNICO HOUSE (UNIT 12D/1) 12TH FLOOR 29/1 SOI LANGSUAN, PLOENCHIT ROAD BANGKOK 10330 THAILAND

(1)
Unless otherwise indicated, to the Company's knowledge each person has sole voting and investment power with respect to all listed shares. Based on 2,100,000 shares of Common Stock outstanding as of April 17, 2006.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT THE COMPANY

The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and Form 10-QSB with the Securities and Exchange Commission ("SEC"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers that file electronically with the SEC may be obtained free of charge.

EXPENSES

The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending this Information Statement to the beneficial owners of the Common Stock.

By Order of the Board of Directors

/s/ Darren Stevenson
Darren R. Stevenson
Chief Executive Officer
April 24, 2006